SEC FILE NUMBER
333-124154 333-45823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Stanadyne Holdings, Inc.

Full name of registrant

Former name if applicable

92 Deerfield Road

Address of principal executive office (street and number)

Windsor, CT 06095

City, state and zip code

Stanadyne Corporation

Full name of registrant

Former name if applicable

92 Deerfield Road

Address of principal executive office (street and number)

Windsor, CT 06095

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrants seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the unaudited interim financial statements of Stanadyne Holdings, Inc. (“Holdings”) and its subsidiaries, including Stanadyne Corporation (“Stanadyne” and together with Holdings, the “Companies”), as of June 30, 2010 and for the three- and six-month periods then ended, the Companies identified that Stanadyne’s joint venture, Stanadyne Amalgamations Private Limited (“SAPL”) had an error in the accounting for machinery and equipment purchases. The error affected the results of the Companies’ unaudited interim financial statements as of June 30, 2010 and for the three- and six month periods then ended. The Companies promptly commenced and will soon complete an analysis of this issue; however, additional time is required to complete that analysis.

The error related to the method in which SAPL reconciles advances made for machinery and equipment. Advances made were not reconciled against the machinery and equipment received until the invoice was paid rather than at the time the machinery and equipment were received. This delay could lead to the overstatement of property, plant and equipment, net, and accounts payable and a corresponding understatement of net cash used in operating activities and overstatement of net cash used in investing activities. Upon completion of its review, the Companies will evaluate the effect of any resulting errors in previous filings to determine if they are material, prior to filing their unaudited interim financial statements as of June 30, 2010 and for the three- and six-month periods then ended, and as of September 30, 2010 and for the three- and nine-month periods then ended with the Securities and Exchange Commission.

The Companies are assessing their internal control over financial reporting to determine whether this error is an indication of the existence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Companies’ annual or interim financial statements will not be prevented or detected on a timely basis. The existence of one or more material weaknesses would preclude a conclusion by management that the Companies’ internal control over financial reporting was effective.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen S. Langin	(860)	525-0821
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Companies’ report on Form 10-Q for the period ended June 30, 2010 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our financial results for the three months and nine months ended September 30, 2010 differ significantly from those for the three months and nine months ended September 30, 2009 due to the impact of the global economic recession on our business during 2009. The global economic downturn that began in 2008 did not significantly affect Stanadyne until the first quarter 2009, and then had a profound impact on every sector of our business. In the first quarter of 2009, our customers, both original equipment manufacturers and service customers, cut inventories, canceled orders and slowed incoming material. In the second quarter of 2009, orders stabilized and increased by 18% from the first quarter of 2009, but customer demand remained very volatile. Orders for our products improved gradually in the third and fourth quarters of 2009, with customers confirming low inventory levels and requesting “inside lead time” drop-in orders. These positive trends have continued in the first, second and third quarters of 2010. The preparation of the Companies’ financial statements for the quarterly periods ended June 30, 2010 and September 30, 2010 are still being finalized and, as a result, the Companies are not able to provide a quantitative estimate of those results at the time of this filing.

Stanadyne Holdings, Inc.

Stanadyne Corporation

(Name of Registrant as Specified in Charter)

has each caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2010	By:	/s/ Stephen S. Langin
Stephen S. Langin Chief Financial Officer